UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                     Under the Securities Exchange Act of 1934

                                    FOHP, Inc.
                                 (Name of Issuer)

          Convertible Subordinated Surplus Debentures, convertible into
                     Common Stock, par value $.01 per share,
                    and Common Stock, par value $.01 per share
                          (Title of Class of Securities)

                                -[Not Applicable]-
                                  (CUSIP Number)

                              Michael E. Jansen, Esq.
                          Foundation Health Systems, Inc.
                               225 North Main Street
                                 Pueblo, CO 81003
                                  (719) 542-0500
             (Name, Address and Telephone Number of Person Authorized
                       to Receive Notices and Communications)

                                     Copy to:

                                 Mark J. Mihanovic
                              McDermott, Will & Emery
                        2049 Century Park East, 34th Floor
                              Los Angeles, CA. 90067
                                  (310) 277-4110

                                  April 30, 1997
              (Date of Event which Requires Filing of this Statement)


  Check the following box if a fee is being paid with the statement.  / /
  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                                   SCHEDULE 13D

  CUSIP No. Not Applicable
  _____________________________________________________________________________
  1    NAMES OF REPORTING PERSONS S.S. OR
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

  Foundation Health Systems, Inc.  (IRS Identification No. 95-4288333)
  _____________________________________________________________________________
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /
                                                                        (b) / /
  _____________________________________________________________________________
  3    SEC USE ONLY

  _____________________________________________________________________________
  4    SOURCE OF FUNDS

       BK;  WC
  _____________________________________________________________________________
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                   / /
  _____________________________________________________________________________
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
  _____________________________________________________________________________
                      7    SOLE VOTING POWER
  NUMBER OF SHARES
    BENEFICIALLY 5,109,158 shares of Common Stock, par value $.01 per share
     OWNED BY    (4,941,049 shares of which are issuable upon conversion of
       EACH      convertible debentures)<F1>
      REPORTING       8    SHARED VOTING POWER
      PERSON
       WITH:                         -0-

                      9    SOLE DISPOSITIVE POWER

                 5,109,158 shares of Common Stock, par value $.01 per share (4,941,049 shares of which are issuable upon conversion of convertible debentures)<F1>
                      10   SHARED DISPOSITIVE POWER

                                     -0-
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  5,109,158 shares of Common Stock, par value $.01 per share (4,941,049 shares of which are issuable upon conversion of convertible debentures)<F1>

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)

       EXCLUDES CERTAIN SHARES                                              / /
  _____________________________________________________________________________
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        71%
  _____________________________________________________________________________
  14   TYPE OF REPORTING PERSON
                                        CO
  _____________________________________________________________________________

  <F1> The Convertible Subordinated Surplus Debentures held by Foundation
       Health Systems, Inc. ("FHS") are convertible into such number of shares as (taken together with the 168,109 shares currently owned by FHS) are equal to 71 percent of the total equity of FOHP, Inc. at the time of such conversion. The number of shares of Common Stock is based on the current number of shares of Common Stock currently outstanding. If the number of shares of Common Stock currently outstanding changes, then the number of shares of Common Stock to be issued upon conversion of convertible debentures will change.


                         STATEMENT PURSUANT TO RULE 13D-1
                                      OF THE
                           GENERAL RULES AND REGULATIONS
                                     UNDER THE
                    SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


  Item 1.   Security and Issuer

            The securities to which this statement relates are the Convertible Subordinated Surplus Debentures (the "FOHP Debentures"), convertible into common stock, par value $.01 per share (the "Common Stock"), of FOHP, Inc., a New Jersey corporation (the "Company") with principal executive offices located at 2 Bridge Avenue, Red Bank, New Jersey 07701. (A copy of such FOHP Debentures is attached hereto as Exhibit A.)


  Item 2.   Identity and Background

            This statement is filed by Foundation Health Systems, Inc., a Delaware corporation ("FHS") with principal executive offices located at 21600 Oxnard Street, Woodland Hills, California 91367, (818) 719-6978. FHS is a managed health care company with health maintenance organization, insured preferred provider organization and government contracts subsidiaries providing health benefits to nearly 5,000,000 individuals in 17 states through group, individual, Medicare, Medicaid and CHAMPUS programs.

            Schedule I hereto sets forth information with respect to the identity and background of each director and executive officer of FHS.

            During the last five years, neither FHS nor, to the best knowledge of FHS, any person identified on Schedule I has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
  (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FHS or such person, as the case may be, was or a subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            To the best knowledge of FHS, all persons identified on Schedule I are United States citizens.


  Item 3.   Source and Amount of Funds or other Consideration

            The source of the funds paid to FOHP at the closing of the transaction was borrowings by FHS under a credit facility issued by a consortium of commercial banks led by Bank of America, National Trust & Savings Association and working capital of FHS. The aggregate amount of the FOHP Debentures is $51,701,120.38, of which $50 million was advanced by FHS to the Company at closing. The remaining $1,701,120.38 reflects fees paid to FHS by the Company for certain management services provided by FHS prior to the closing of the sale of the FOHP Debentures; such principal amount was immediately converted into 168,109 shares of Common Stock.


  Item 4.   Purpose of Transaction

            FHS acquired the FOHP Debentures as an investment and not with the purpose of changing control of the Company. FHS will review on a continuing basis its investment in the Company, including the Company's business, financial condition and operating results and general market and industry conditions and, based on such review, may choose to exercise its conversion rights pursuant to the FOHP Debentures.

            FHS has the right, under the Amended and Restated Securities Purchase Agreement (a copy of which is attached hereto as Exhibit B), dated February 10, 1997, among FHS, the Company and First Option Health Plan of New Jersey, a New Jersey corporation and a wholly-owned subsidiary of the Company, and amended by an Amendment (a copy of which is attached hereto as Exhibit C) dated March 13, 1997 (as so amended, referred to herein as the "Amended Purchase Agreement"), to advance funds to the Company in exchange for additional convertible debentures, in form substantially similar to the FOHP Debentures, in order to satisfy any shortfall (referred to herein as "Net Capital Shortfall") in the Company's net worth and statutory surplus in relation to the net worth requirements applicable thereto as defined by the New Jersey Department of Banking and Insurance and the New Jersey Department of Health and Senior Services. FHS and the Company have agreed that up to $5,000,000 will be advanced by December 31, 1997 to the Company in order to satisfy existing obligations of the Company, and that such amount shall be treated as Net Capital Shortfall. FHS will receive additional convertible debentures, in substantially the same form as the FOHP Debentures, in exchange for such advancement of funds.

            The Amended Purchase Agreement also provides that, at any time during the 1999 calendar year, FHS may acquire the remaining shares of Common Stock not then owned thereby pursuant to a tender offer, merger, combination or other business combination transaction for consideration (to be paid in cash or FHS stock) equal to the value of such Common Stock based on appraiser determinations. FHS has not made a determination as to whether it will so acquire such remaining shares of Common Stock.

            The FOHP Debentures provide that FHS shall have the right to name such number of directors (the "FHS Designees") of the Board of Directors of the Company (the "Company Board") as constitutes no less than 15 percent of the directors on the Company Board. The Amended and Restated Bylaws of the Company (a copy of which is attached hereto as Exhibit D) (the "Company Bylaws") provide that FHS shall also have the right to name FHS Designees as reflects such greater percentage of the directors on the Company Board as is equal to the percentage ownership by FHS of all outstanding Common Stock in the event such percentage exceeds 15 percent.

            Pursuant to the General Administrative Management Services Agreement, dated April 30, 1997, between the Company and FHS (a copy of which is attached hereto as Exhibit E) and the Management Information Systems and Claims Processing Services Management Agreement, dated April 30, 1997 (a copy of which is attached hereto as Exhibit F), FHS will also provide a variety of management services to the Company, including provider contracting, utilization review and quality assurance, employee relations, sales and marketing and strategic planning. FHS, at its option, may also provide information systems and claims processing services to the Company.

            FHS may change its intentions or take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law. Except as described herein, FHS has no current plans which relate or would result in any of the events described in Sections (a) through
  (j) of the instructions to this Item 4 of Schedule 13D.


  Item 5.   Interest in the Securities of the Issuer

            a) FHS owns 168,109 shares of Common Stock and FOHP Debentures convertible into such number of shares of Common Stock as will result in FHS owning, at the time of such conversion and including such 168,109 shares of Common Stock, 71 percent of the then-outstanding shares of Common Stock (on a fully-diluted basis, taking into account the conversion of the principal amount of the FOHP Debentures, the conversion of all other securities convertible into shares of Common Stock, the exercise of all warrants and options exercisable for shares of Common Stock and such partial conversion of the principal amount of the FOHP Debentures). Based on the number of shares of Common Stock currently outstanding, FHS would be entitled to convert such FOHP debentures into 4,941,049 shares of Common Stock.

            b) The responses to Items 7-11 of the cover page of this Schedule 13D relating to beneficial ownership of Common Stock are incorporated herein by reference.

            c) As described in Item 4 hereof, on April 30, 1997, FHS purchased the FOHP Debentures in the aggregate principal amount of approximately $51.7 million. Such FOHP Debentures are convertible, at the option of FHS, into such number of shares as will, taken together with the 168,109 already owned by FHS, equal an aggregate of 71 percent of the outstanding Common Stock.

            Other then as so described, neither FHS nor, to the best knowledge of FHS, any person identified on Schedule I hereto has affected any other transaction with respect to the Common Stock or the FOHP Debentures within the last 60 days.

            d)   Not applicable.

            e)   Not applicable.


  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            The Investors Agreement, dated April 30, 1997, between FHS and the Company (a copy of which is attached hereto as Exhibit G) provides, among other things, that FHS agrees that all individuals nominated to the Company Board other than FHS Designees shall be nominated by directors on the Company Board who are not FHS Designees. FHS also has agreed under the Investors Agreement to not vote any of its shares of Common Stock for any nominees to the Company Board who are not either FHS designees or nominees of the directors on the Company Board who are not FHS Designees.

            Except as described in Items 4 and 6 hereof, FHS has not entered into contracts, arrangements, understandings or relationships described in the instructions to this Item 6 of Schedule 13D.


  Item 7.   Material to be filed as Exhibits.


  Exhibit A:     The Convertible Subordinated Surplus Debentures of the
                 Company, purchased by FHS, and dated April 30, 1997.

  Exhibit B:     The Amended and Restated Securities Purchase Agreement, dated
                 February 10, 1997, among FHS, the Company and FOHP-NJ.

  Exhibit C:     Amendment to the Amended Purchase Agreement, dated as of March
                 13, 1997, among FHS, the Company, and FOHP-NJ.

  Exhibit D:     Amended and Restated Bylaws of FOHP, Inc.

  Exhibit E:     The General Administrative Management Agreement dated April
                 30, 1997, among FHS, the Company and FOHP-NJ.

  Exhibit F:     The Management Information Systems and Claims Processing
                 Services Management Agreement among FHS, the Company and FOHP-
                 NJ.

  Exhibit G:     The Investor's Agreement, entered into among FHS, the Company and FOHP-NJ.

       After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                Foundation Health Systems, Inc.

                                /s/ Michael E. Jansen
                                By:  Michael E. Jansen, Esq.
                                Title: Vice President, Assistant Secretary and Assistant General Counsel

                                    SCHEDULE I


                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF
                          FOUNDATION HEALTH SYSTEMS, INC.

       The directors and executive officers of Foundation Health Systems, Inc. are identified in the tables below. The business address of each person listed below is 21600 Oxnard Street, Woodland Hills, CA. 91367



                                     DIRECTORS

   NAME                  PRESENT PRINCIPAL
                         OCCUPATION           BUSINESS ADDRESS

   Malik M. Hasan,       Chairman of the      c/o Foundation
   M.D.                  Board and Chief      Health
                         Executive Officer of Systems, Inc.
                         FHS                  21600 Oxnard Street,
                                              Woodland Hills, CA.
                                              91367

   Daniel Crowley        Former Chairman of   c/o Foundation
                         FHS                  Health Systems, Inc.
                                              3400 Data Drive
                                              Rancho Cordova, CA.
                                              95670
   Patrick Foley         Chairman, President  DHL Airways, Inc.
                         and Chief Executive  333 Twin Dolphin
                         Officer of DHL       Drive
                         Airways              Redwood City, CA.
                                              94065

   Earl B. Fowler        President of Fowler  Fowler International
                         International        Corporation
                         Corporation          Crystal Park III
                                              2231 Crystal Drive
                                              Suite 500
                                              Arlington, VA. 22202

   Richard W. Hanselman  Consultant           3017 Poston Avenue
                                              Nashville, TN. 37203

   Richard J.            Chairman Emeritus of Unocal Corporation
   Stegemeier            Unocal Corporation   376 Valencia Avenue
                                              Brea, CA.  92621

   Raymond S. Troubh     Financial Consultant 10 Rockefeller Plaza
                                              Suite 172
                                              New York, NY. 10020

   J. Thomas Bouchard    Senior Vice          I.B.M.
                         President, Human     One Old Orchard Road
                         Resources of         Mail Drop 326
                         International        Armonk, NY. 10504
                         Business Machines
                         Corporation

   George Deukmejian     Partner, Sidley &    Sidley & Austin
                         Austin               555 West Fifth
                                              Street
                                              40th Floor
                                              Los Angeles, CA.
                                              90013

   Thomas T. Farley      Senior Partner,      Petersen, Fonda,
                         Petersen, Fonda,     Farley, Mattoon,
                         Farley, Mattoon,     Crockenberg and
                         Crockenberg and      Garcia, P.C.
                         Garcia, P.C.         650 Thatcher
                                              Building
                                              Pueblo, CO. 81003

   Roger F. Greaves      Consultant           24021 Alder Place
                                              Calabasas, CA. 91302



                                EXECUTIVE OFFICERS


   NAME                  PRESENT PRINCIPAL    BUSINESS ADDRESS
                         OCCUPATION

   Malik M. Hasan,       Chairman and Chief   c/o Foundation
   M.D.                  Executive Officer    Health
                                              Systems, Inc.
                                              21600 Oxnard
                                              Street, Woodland
                                              Hills, CA 91367

   Jay M. Gellert        President and Chief  c/o Foundation
                         Operating Officer    Health
                                              Systems, Inc.
                                              21600 Oxnard
                                              Street, Woodland
                                              Hills, CA 91367

   Jeffrey L. Elder      Senior Vice          c/o Foundation
                         President and Chief  Health
                         Financial Officer    Systems, Inc.
                                              21600 Oxnard
                                              Street, Woodland
                                              Hills, CA
                                              91367

   Kirk A. Benson        Senior Vice          c/o Foundation
                         President            Health
                                              Systems, Inc.
                                              21600 Oxnard
                                              Street, Woodland
                                              Hills, CA
                                              91367

   Dale T. Berkbigler,   Executive Vice       c/o Foundation
   M.D.                  President of Medical Health
                         Affairs and Chief    Systems, Inc.
                         Medical Officer      21600 Oxnard
                                              Street, Woodland
                                              Hills, CA
                                              91367

   Allen J. Marabito,    Senior Vice          c/o Foundation
   Esq.                  President and        Health
                         General Counsel      Systems, Inc.
                                              21600 Oxnard
                                              Street, Woodland
                                              Hills, CA
                                              91367

   B. Curtis Westen,     Senior Vice          c/o Foundation
   Esq.                  President, General   Health
                         Counsel and          Systems, Inc.
                         Secretary            21600 Oxnard
                                              Street, Woodland
                                              Hills, CA
                                              91367

   Douglas C. Werner     Acting President of  c/o Foundation
                         FHS Eastern Division Health
                                              Systems, Inc.
                                              21600 Oxnard
                                              Street, Woodland
                                              Hills, CA
                                              91367

   Arthur M. Southam,    President of FHS     c/o Foundation
   M.D.                  California Division  Health
                                              Systems, Inc.
                                              21600 Oxnard
                                              Street, Woodland
                                              Hills, CA
                                              91367

   Michael D. Pugh       President of FHS     c/o Foundation
                         Western Division     Health
                                              Systems, Inc.
                                              21600 Oxnard
                                              Street, Woodland
                                              Hills, CA 91367

   Garry Garrison        President of FHS     c/o Foundation
                         Specialty Services   Health
                         Division             Systems, Inc.
                                              21600 Oxnard
                                              Street, Woodland
                                              Hills, CA 91367

   Maurice Costa         President of FHS     c/o Foundation
                         Workers'             Health
                         Compensation         Systems, Inc.
                         Division             21600 Oxnard
                                              Street, Woodland
                                              Hills, CA 91367

   Gary Velasquez        President of FHS     c/o Foundation
                         Government           Health
                         Operations Division  Systems, Inc.
                                              21600 Oxnard
                                              Street, Woodland
                                              Hills, CA 91367